KELSO TECHNOLOGIES INC.

Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF KELSO TECHNOLOGIES INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kelso Technologies Inc. (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of intangible assets in the KXI heavy duty ("KXI HD") operating segment

As discussed in Note 8 to the consolidated financial statements, the intangible asset balance as of December 31, 2022 was $471,311, consisting of intellectual property rights related to the KXI HD operating segment. As the intangible asset is not yet available for its intended use, the Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a cash generating unit ("CGU") might exceed its recoverable amount, which is determined using the value in use method. The significant assumptions were determined to be estimated sales volumes, selling prices and costs per unit, and operating costs. The estimated recoverable value exceeds the carrying value as at December 31, 2022, therefore, the Company did not record an impairment charge in the CGU.

We identified the assessment of the fair value of intangible assets in the KXI HD operating segment as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the recoverable amount. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount and the Company's assessment of impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the reasonableness of the Company's estimated sales volumes and selling prices by reviewing market data and through discussions with operational personnel, including discussions regarding the planned business initiatives for the KXI HD operating segment and current plans for commercialization of the product. We evaluated the estimated costs per unit by testing the actual costs to build the prototype units. In addition, we assessed the reasonability of the number of projected unit sales.

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada

March 29, 2023

995

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Kelso Technologies Inc. Consolidated Statements of Financial Position December 31 (Expressed in US Dollars)

	2022	2021
Assets
Current
Cash (Note 5)	$2,712,446	$3,377,464
Accounts receivable (Note 5)	1,381,979	807,009
Prepaid expenses	92,768	161,490
Inventory (Note 6)	4,144,196	5,534,558

	8,331,389	9,880,521
Property, plant and equipment (Note 7)	3,277,262	3,246,394
Deposit (Note 8)	67,181	127,643
Intangible assets (Note 8)	471,311	473,952

	$12,147,143	$13,728,510

Liabilities
Current
Accounts payable and accrued liabilities (Note 12)	$1,184,463	$1,118,573
Income tax payable	30,626	-
Current portion of lease liability (Note 9)	112,067	91,783
Derivative warrant liability (Note 10)	3,665	-

	1,330,821	1,210,356
Long term portion of lease liability (Note 9)	34,650	195,930
Derivative warrant liability (Note 10)	-	267,111

	1,365,471	1,673,397
Shareholders' Equity
Capital Stock (Note 11)	27,123,039	27,123,039
Reserves (Note 11)	4,840,083	4,758,107
Deficit	(21,181,450)	(19,826,033)

	10,781,672	12,055,113

	$12,147,143	$13,728,510

Approved on behalf of the Board:

"Peter Hughes" (signed)
Peter Hughes, Director

"Paul Cass" (signed")
Paul Cass, Director

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Changes in Equity For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)
	Capital Stock
	Number of
	Common
	Shares	Amount	Reserve	Deficit	Total
Balance, December 31, 2019	47,170,086	$23,366,542	$4,238,309	$(15,759,576)	$11,845,275
Share-based expense	-	-	423,538	-	423,538
Net loss for the year	-	-	-	(1,307,890)	(1,307,890)
Balance, December 31, 2020	47,170,086	$23,366,542	$4,661,847	$(17,067,466)	$10,960,923
Share-based expense	-	-	133,645	-	133,645
Private placement, net of issue costs	7,000,000	3,664,112	-	-	3,664,112
Exercise of options	150,000	92,385	(37,385)	-	55,000
Net loss for the year	-	-	-	(2,758,567)	(2,758,567)
Balance, December 31, 2021	54,320,086	$27,123,039	$4,758,107	$(19,826,033)	$12,055,113
Share-based expense	-	-	163,051	-	163,051
Repurchase of RSUs	-	-	(81,075)	-	(81,075)
Net loss for the year	-	-	-	(1,355,417)	(1,355,417)
Balance, December 31, 2022	54,320,086	$27,123,039	$4,840,083	$(21,181,450)	$10,781,672

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Operations and Comprehensive Loss For the years ended December 31, (Expressed in US Dollars)

	2022	2021	2020
Revenues (Note 15)	$10,931,188	$7,425,707	$11,149,130
Cost of Goods Sold (Notes 6 and 7)	6,022,192	4,229,215	6,356,452

Gross Profit	4,908,996	3,196,492	4,792,678
Expenses
Office and administration (Note 12)	2,278,467	2,243,413	2,074,623
Management compensation (Note 12)	720,003	720,923	670,269
Research (Note 7)	1,068,708	1,697,497	1,391,712
Marketing	409,256	353,010	365,193
Travel	111,235	64,419	52,497
Accounting and legal	518,543	271,613	312,213
Share-based expense (Notes 11 and 12)	163,051	133,645	423,538
Consulting (Note 12)	318,846	325,024	265,507
Investor relations	84,000	84,000	84,000
Foreign exchange (gain) loss	55,231	(78,428)	(11,254)
Amortization (Notes 7 and 8)	399,652	437,865	140,178
Bad debts	-	2,000	-
	6,126,992	6,254,981	5,768,476

Loss Before the Following:	(1,217,996)	(3,058,489)	(975,798)
Interest income	-	-	30,966
Gain on repurchase of RSUs (Note 11)	45,806	-	-
Gain on revaluation of derivative warrant liability (Note 10)	263,446	658,626	-
Gain (loss) on sale of property, plant, and equipment	(20,602)	8,389	-
Write-off of inventory (Note 6)	(260,040)	(117,403)	(114,066)
Unit issuance costs (Note 11)	-	(77,051)	-
Loss Before Taxes:	(1,189,386)	(2,585,928)	(1,058,898)

Income Tax Expense (Note 13)
Current	166,031	172,639	248,992

Net Loss and Comprehensive Loss for the Year	$(1,355,417)	$(2,758,567)	$(1,307,890)
Basic and Diluted Loss Per Share	$(0.02)	$(0.05)	$(0.03)

Weighted Average Number of Common Shares Outstanding	54,320,086	53,082,689	47,170,086

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Cash Flows For the years ended December 31, (Expressed in US Dollars)

	2022	2021	2020
Operating Activities
Net loss	$(1,355,417)	$(2,758,567)	$(1,307,890)
Items not involving cash:
Amortization (Notes 7 and 8)	1,044,222	1,573,091	898,705
Write-off of inventory (Note 6)	260,040	117,403	114,066
Loss (gain) on sale of property, plant and equipment	20,602	(8,389)	-
Share-based expense	163,051	133,645	423,538
Bad debts	-	2,000	-
Gain on repurchase of RSUs	(45,806)	-	-
Gain on revaluation of derivative warrant liability (Note 10)	(263,446)	(658,626)	-
Unrealized foreign exchange gain	(31,648)	(9,631)	(100)
	(208,402)	(1,609,074)	128,319
Changes in non-cash working capital
Accounts receivable	(574,970)	(273,350)	1,288,904
Prepaid expenses	68,722	1,249	(66,112)
Inventory	1,133,347	(182,655)	(2,178,694)
Accounts payable and accrued liabilities	(134,915)	332,076	(754,343)
Income tax payable	30,626	(91,566)	20,225
	522,810	(214,246)	(1,690,020)
Cash Provided by (Used in) Operating Activities	314,408	(1,823,320)	(1,561,701)
Investing Activities
Proceeds from disposition of property, plant and equipment	27,339	27,704	-
Acquisition of property, plant and equipment	(754,020)	(131,382)	(1,713,875)
Deposit on intangible assets	-	(127,643)	-
Acquisition of intangible assets	(148,814)	(169,973)	-
Cash Used in Investing Activities	(875,495)	(401,294)	(1,713,875)
Financing Activities
Issue of common shares, net of issue costs	-	4,589,849	-
Exercise of options	-	55,000	-
Repurchase of RSUs	(35,269)	-	-
Lease liability payments	(100,310)	(104,493)	(93,711)
Cash Provided by (Used in) Financing Activities	(135,579)	4,540,356	(93,711)
Foreign Exchange Effect on Cash	31,648	12,673	100
Inflow (Outflow) of Cash	(665,018)	2,328,415	(3,369,187)
Cash, Beginning of Year	3,377,464	1,049,049	4,418,236

Cash, End of Year	$2,712,446	$3,377,464	$1,049,049

Supplemental Cash Flow Information (Note 14)

See notes to consolidated financial statements

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications. The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS", and the New York Stock Exchange ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company's head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

2. BASIS OF PREPARATION

(a)   Statement of compliance

These audited consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b) Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc., KIQ X Industries Inc., and KXI Wildertec Industries Inc. which are all Nevada, USA corporations except KIQ X Industries Inc. and KXI Wildertec Industries Inc., which were incorporated in British Columbia, Canada. Intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2.           BASIS OF PREPARATION (Continued)

(c) Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

(d) Significant management judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii) Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Research and development expenditures

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2.            BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued)

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(i) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with indefinite useful lives and those not in use are tested for impairment annually. When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2.           BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued)

Estimation uncertainty (continued)

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive loss and credited to reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted for share-based payments made to employees or others providing similar services. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires making assumption to determine the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option or warrant, volatility and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's share-based awards. Warrant liabilities are accounted for as derivative liabilities as they are exercisable in Canadian dollars (note 10).

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account-by-account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.

(vi) Lease liability

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations is estimated using a discount rate similar to the Company's specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar environment. The Company applies judgment in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

(e) Approval of the consolidated financial statements

The consolidated financial statements of the Company for year ended December 31, 2022 were approved and authorized for issue by the Board of Directors on March 29, 2023.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(f) New accounting standards issued but not yet effective

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its consolidated financial statements would not be significant.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies:

(a) Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence. When a circumstance that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed. The amount of the reversal is limited to the amount of the original write-down.

(b) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years

Rights - 2 years

Intellectual Property - 7 years

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty, are deferred and amortized over the estimated life of the products or technology once commercialization commences.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Leasehold improvements	- 5 year straight-line
Prototypes	- 2 year straight-line

(d) Revenue recognition

Revenues from the sale of pressure relief valves, manway securement systems and related products are recognised when all performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied. The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items. The Company recognizes revenue when collection is reasonably assured.

(e) Impairment of long-lived assets

The Company's tangible and intangible assets with definite useful lives are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated. Intangible assets not yet available for use or those with indefinite useful lives are tested annually for impairment. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income taxes

(i) Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii) Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity's revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive loss.

(g) Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Share-based expense

The Company has a stock option plan, restricted share unit plan, and deferred share unit plan, which are described in note 11. The Company grants equity-settled share-based awards to directors, officers, employees, and consultants. Share-based expense to employees is measured at the fair value of the equity instruments at the grant date. The fair value of share options is measured using the Black-Scholes option pricing model. Restricted and deferred share units are measured using the fair value of the shares on the grant date. The share-based expense to employees is recognized over the vesting period using the graded vesting method.

Fair value of share-based expenses for non-employees is recognized and measured at the date the good or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instrument issued.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive loss, with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

(j) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced, and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Capital stock (continued)

Canadian dollar denominated share purchase warrants are classified as a derivative warrant liability under the principles of IFRS 9 Financial Instruments (note 10). As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the USD, the share purchase warrants are considered a derivative liability in accordance with IAS 32 Financial Instruments: Presentation as a variable amount of cash in the Company's functional currency will be received upon exercise. These types of share purchase warrants are recognized at fair value using an option pricing model at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss. Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company's functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to capital stock. The proceeds generated from the payment of the exercise price are also allocated to capital.

(k) Financial instruments

(i) Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that: i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive loss. The Company classifies cash as measured at fair value through profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance. The Company classifies accounts receivable and prepaid expenses as measured at amortized cost.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued)

(i) Financial assets (continued)

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• The contractual rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction costs directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method. The Company classifies accounts payable and accrued liabilities, income tax payable and lease liabilities as measured at amortized cost.

Fair value through profit or loss ("FVTPL")

A financial liability measured at FVTPL is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises. The Company classifies derivative warrant liabilities as measured at FVTPL.

Derecognition

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued)

(iii) Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(l) Leases

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

IFRS 16 Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses, and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Leases (continued)

Lease payments included in the measurement of the lease liability are comprised of:

• Fixed payments, including in-substance fixed payments;

• Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• Amounts expected to be payable under a residual value guarantee;

• The exercise price under a purchase option that the Company is reasonably certain to exercise;

• Lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• Penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

(m) Research and development

The Company incurs costs on activities that relate to research and development of new products. Research and development costs are expensed, except in cases where development costs meet certain identifiable criteria for deferral, including technical and economic feasibility. Development costs are capitalized only if the expenditures can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to, and has sufficient resources to, complete development and to use or sell the asset. Deferred development costs are amortized over the life of related commercial production, or in the case of serviceable property and equipment, are included in the appropriate property group and are depreciated over its estimated useful life. As at December 31, 2022, the Company has capitalized $471,311 (2021 - $169,973) of research and development costs as part of intellectual property.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company's approach to capital management during the year ended December 31, 2022. There are no externally imposed restrictions on the Company's capital.

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company's financial instruments classified as level 1 in the fair value hierarchy are cash, accounts receivable, accounts payable and accrued liabilities and income tax payable, as their carrying values approximate their fair values due to their short-term nature. The derivative warrant liability and lease liability are classified as level 2 and 3, respectively.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $2,712,446 (2021 - $3,377,464).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,240,625 (2021 - $690,823). The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $224,954 (2021 - $93,865), Customer B is $436,400 (2021 - $47,250) and Customer C is $148,270 (2021 - $155,520) (Note 15).

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(a) Credit risk (continued)

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable. The Company's aging of accounts receivable, excluding goods and services tax receivable, at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
Current	$644,713	$341,746
1 - 60 days	537,080	319,346
61 days and over	58,832	27,952
	$1,240,625	$689,044

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At December 31, 2022, the Company has $2,712,446 (2021 - $3,377,464) of cash to settle current liabilities of $1,330,821 (2021 - $1,210,356) consisting of the following: accounts payable and accrued liabilities of $1,184,463 (2021 - $1,118,573), income tax payable of $30,626 (2021 - $nil), the current portion of lease liability of $112,067 (2021 - $91,783), and the current portion of the derivative liability of $3,665 (2021 - $nil). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $164,469 (2021 - $307,456), which are due between one to three years (Note 9).

(c) Market risk

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(c) Market risk (continued)

(ii) Currency risk (continued)

As at December 31, 2022 and 2021 the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	December 31, 2022	December 31, 2021
Cash	$63,799	$1,210,548
Accounts receivable	141,354	116,186
Accounts payable and accrued liabilities	(267,124)	(116,573)
	$(61,971)	$1,210,161

Based on the above, assuming all other variables remain constant at 7% (2021 - 1%) weakening or strengthening of the USD against the CAD would result in approximately $4,338 (2021 - $12,102) foreign exchange loss or gain in the consolidated statements of operations and comprehensive loss.

6. INVENTORY

	December 31, 2022	December 31, 2021
Finished goods	$132,266	$172,865
Raw materials and supplies	4,011,930	5,361,693
	$4,144,196	$5,534,558

Included in cost of goods sold is $4,695,464 (2021 - $3,091,973) of direct material costs recognized as expense. Inventory written off during the year was $260,040 (2021 - $117,403).

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Prototypes	ROU Asset	Total
Balance, December 31, 2020	$12,558	$2,963,983	$43,715	$992,615	$2,497,845	$117,004	$6,627,720
Additions	-	-	-	63,465	85,156	199,466	348,087
Disposals	-	-	-	(31,854)	-	-	(31,854)
Balance, December 31, 2021	$12,558	$2,963,983	$43,715	$1,024,226	$2,583,001	$316,470	$6,943,953
Additions	-	-	-	29,191	833,572	-	862,763
Disposals	-	-	-	(21,347)	(77,684)	-	(99,031)
Balance, December 31, 2022	$12,558	$2,963,983	$43,715	$1,032,070	$3,338,889	$316,470	$7,707,685
Accumulated Amortization
Balance, December 31, 2020	$-	$707,558	$38,536	$647,290	$949,655	$86,104	$2,429,143
Amortization	-	90,257	1,036	76,346	1,027,480	80,766	1,275,885
Disposals	-	-	-	(7,469)	-	-	(7,469)
Balance, December 31, 2021	$-	$797,815	$39,572	$716,167	$1,977,135	$166,870	$3,697,559
Amortization	-	85,356	4,143	61,364	525,916	66,489	743,268
Disposals	-	-	-	(5,942)	(4,462)	-	(10,404)
Balance, December 31, 2022	$-	$883,171	$43,715	$771,589	$2,498,589	$233,359	$4,430,423
Carrying Value
December 31, 2022	$12,558	$2,080,812	$-	$260,481	$840,300	$83,111	$3,277,262
December 31, 2021	$12,558	$2,166,168	$4,143	$308,059	$605,866	$149,600	$3,246,394

Included in inventory is $3,025 (2021 - $6,774; 2020 - $3,712) of amortization related to property, plant and equipment.

Included in cost of goods sold is $118,654 (2021 - $131,580; 2020 - $134,067) of amortization related to property, plant and equipment.

Included in amortization expenses is $95,673 (2021 - $133,885; 2020 - $140,178) of amortization related to property, plant and equipment.

Included in research expense is $525,916 (2021 - $1,011,445; 2020 - $624,460) of amortization related to property, plant and equipment.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

8. INTANGIBLE ASSETS

Cost	Patent	Rights	Intellectual Property	Total
Balance, December 31, 2020	$40,840	$672,959	$-	$713,799
Additions	-	-	169,973	169,973
Balance, December 31, 2021	$40,840	$672,959	$169,973	$883,772
Additions	-	-	301,338	301,338
Balance, December 31, 2022	$40,840	$672,959	$471,311	$1,185,110

Accumulated Amortization
Balance, December 31, 2020	$40,840	$65,000	$-	$105,840
Amortization	-	303,980	-	303,980
Balance, December 31, 2021	$40,840	$368,980	$-	$409,820
Amortization	-	303,979	-	303,979
Balance, December 31, 2022	$40,840	$672,959	$-	$713,799

Carrying Value
December 31, 2022	$-	$-	$471,311	$471,311
December 31, 2021	$-	$303,979	$169,973	$473,952

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems. The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 15).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G & J Technologies, Inc. (the "Vendor") for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued during the year ended December 31, 2017. On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

In addition, the Company was to pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

• $25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

• $25,000 cash and 250,000 common shares issuable on the successful completion of a production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 on December 31, 2017 and made the payment and share issuances during the year ended December 31, 2018); and

• $25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As at December 31, 2022 the Company has not earned any revenue from the sale of the Products.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

8. INTANGIBLE ASSETS (Continued)

On March 3, 2021, the Company terminated the technology development agreement, including the consulting agreement for $10,000 per month. The Company will still maintain all intellectual property rights acquired under the agreement and will still be liable for the 2.5% royalty. This termination is currently in the arbitration process pursuant to the terms of the agreement.

On October 25, 2021, the Company entered into a technology services agreement with a third-party developer (the "Agreement") to further develop its internal intellectual property related to the active suspension control system for no road vehicles. The Agreement consists of total payments of $650,734 ($825,000 CAD) over the term which is estimated to be eight months. Intellectual property developed under the Agreement will be the property of the Company and certain background technology of the developer will be licensed by the Company for the purpose of manufacturing and selling the related products. The royalty payment for the license will be $27,000 CAD per year for a period of 10 years (the "License Fee") with the first year fee waived and the second year discounted 50%. If the Company purchases a minimum of 10 control systems designed under the Agreement in any year, the License Fee for that year will be waived. The Company may receive an unrestricted license to use the background technology of the developer at any time by paying the cumulative remaining License Fees plus a one-time payment of $50,000.

During the year ended December 31, 2022, the Company incurred a total of $301,338 (2021 - $56,416) with this vendor which was capitalized to intellectual property. In addition, the Company had a deposit of $67,181 (2021 - $127,643) at December 31, 2022 to be applied over the term of the Agreement.

9. LEASE LIABILITY

The Company has lease agreements for its warehouse space in Kelowna, British Columbia and for vehicles used in the development of prototypes (Note 7).

The continuity of the lease liability for years ended December 31, 2022 and 2021 is as follows:

Lease liability	Warehouse	Vehicles	Total
Lease liability, as of December 31, 2020	$31,418	$117,831	$149,249
Additions	199,466	43,491	242,957
Lease payments	(84,353)	(31,769)	(116,122)
Lease interest	6,757	4,872	11,629
Lease liability, December 31, 2021	$153,288	$134,425	$287,713
Disposals	-	(40,686)	(40,686)
Lease payments	(77,835)	(32,668)	(110,503)
Lease interest	6,357	3,836	10,193
Leasing liability recognized as of December 31, 2022	$81,810	$64,907	$146,717
Current portion	$65,013	$47,054	$112,067
Long-term portion	16,797	17,853	34,650
	$81,810	$64,907	$146,717

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

9. LEASE LIABILITY (Continued)

The Company's undiscounted contractual lease obligations are as follows:

Year	Amount
2023	$128,370
2024	30,806
2025	5,293
$164,469

10. DERIVATIVE WARRANT LIABILITY

The Company's derivative warrant liability arises as a result of the issuance of warrants exercisable in CAD. As the denomination is different from the Company's USD functional currency, the Company recognizes a derivative liability for these warrants and remeasures the liability at the end of each reporting period.

Changes in respect of the Company's derivative warrant liability are as follows:

Balance, December 31, 2020	$-
Fair value of warrants issued	925,737
Fair value adjustment	(658,626)
Balance, December 31, 2021	$267,111
Fair value adjustment	(263,446)
Balance, December 31, 2022	$3,665

Valuation of the derivative warrant liability requires the use of highly subjective estimates and assumptions. The expected volatility used is based on the Company's historical share prices. The risk-free interest rate for the periods within the expected life of the warrants is based on Canadian government benchmark bond with an approximate equivalent term. The expected life is based on the contractual term. Changes in the underlying assumptions can materially affect the fair value estimates.

On December 31, 2021, the Company revalued the derivative warrant liability at an estimated fair value of $267,111. The Company uses an option pricing model to estimate the liability's fair value. The following weighted average assumptions were used:

	As of December 31,		At Issuance -
	2022	2021	March 4, 2021
Risk-free interest rate	4.06%	0.95%	0.28%
Expected life	0.17 years	1.17 years	2.00 years
Annualized volatility	87.88%	96.32%	81.02%
Dividend yield	0.00%	0.00%	0.00%
Fair value per warrant	$0.001	$0.079	$0.261

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

11. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares. No preferred shares have been issued.

Unlimited common shares without par value.

a) Common shares

There were no share issuances during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company issued 7,000,000 units at $0.91 CAD per unit pursuant to a private placement for gross proceeds of $4,922,510 ($6,370,000 CAD). Each unit consists of one common share and one-half share purchase warrant expiring two years from the date of issue. Each whole warrant entitles the holder thereof to acquire one common share at a price of $1.15 CAD in year one and $1.30 CAD in year two. At issuance, the remainder of the proceeds from the private placement financing, after subtracting the value of the derivative warrant liability (Note 10) in the amount of $925,737, totaling $3,996,773, was allocated to issued capital using the residual method. In connection with the private placement, the Company incurred issuance costs of $409,712, of which $77,051 was recorded as unit issuance costs in the consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2021, the Company issued 150,000 shares pursuant to the exercise of stock options for gross proceeds of $55,000. A value of $37,385 was transferred from reserves to share capital as a result.

(b) Stock options

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

11.          CAPITAL STOCK (Continued)

(b)  Stock options (continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise	Expiry	December 31,			Forfeited/	December 31,
Price	Date	2021	Granted	Exercised	Expired	2022
$0.90	July 6, 2022	50,000	-	-	(50,000)	-
$0.30	November 28, 2022	650,000	-	-	(650,000)	-
$0.57	April 17, 2023	200,000	-	-	-	200,000
$0.50	August 20, 2023	700,000	-	-	-	700,000
$1.45	May 17, 2024	10,000	-	-	-	10,000
$0.78	August 19, 2024	700,000	-	-	-	700,000
$0.82	November 8, 2024	10,000	-	-	-	10,000
$0.76	February 11, 2025	200,000	-	-	-	200,000
$0.75	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		3,270,000	-	-	(700,000)	2,570,000
Total exercisable		2,953,333	-	-	(700,000)	2,570,000

Exercise	Expiry	December 31,			Forfeited/	December 31,
Price	Date	2020	Granted	Exercised	Expired	2021
$1.30	August 18, 2021	1,175,000	-	-	(1,175,000)	-
$0.90	July 6, 2022	50,000	-	-	-	50,000
$0.30	November 28, 2022	750,000	-	(100,000)	-	650,000
$0.57	April 17, 2023	200,000	-	-	-	200,000
$0.50	August 20, 2023	750,000	-	(50,000)	-	700,000
$1.45	May 17, 2024	10,000	-	-	-	10,000
$0.78	August 19, 2024	700,000	-	-	-	700,000
$0.82	November 8, 2024	10,000	-	-	-	10,000
$0.76	February 11, 2025	200,000	-	-	-	200,000
$0.75	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		4,595,000	-	(150,000)	(1,175,000)	3,270,000
Total exercisable		3,721,667	-	(150,000)	(1,175,000)	2,953,333

A summary of the Company's stock options as at December 31, 2022 and 2021, and changes for the years then ended, are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2020	4,595,000	$0.78
Exercised	(150,000)	$0.37
Expired	(1,175,000)	$1.30
Outstanding, December 31, 2021	3,270,000	$0.61
Forfeited	(10,000)	$0.30
Expired	(690,000)	$0.34
Outstanding and exercisable, December 31, 2022	2,570,000	$0.68

The weighted average contractual life for the remaining options at December 31, 2022 is 1.59 (2021 - 2.22) years.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

11.          CAPITAL STOCK (Continued)

(b)  Stock options (continued)

Share-based expense

Share-based expense of $7,733 (2021 - $108,696; 2020 - $423,538) was recognized during the year ended December 31, 2022 for stock options. The share-based expense relates to options granted during the year ended December 31, 2020, which vest over time.

The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended
December 31, 2020
Risk-free interest rate (average)	0.51%
Estimated volatility (average)	67.29%
Expected life in years	5.00
Expected dividend yield	0.00%
Estimated forfeitures	0.00%
Grant date fair value per option	$0.38

Option pricing models require the use of highly subjective estimates and assumptions. The expected volatility assumption is based on the historical and implied volatility of the Company's common share price on the TSX. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life. The Company uses historical data to estimate option exercise, forfeiture, and employee termination within the valuation model.

(c) Warrants

Warrants outstanding as at December 31, 2022 are summarized below:

	Share Purchase	Weighted average
	warrants	exercise price
Outstanding, December 31, 2020	-	$-
Issued	3,500,005	$1.03	(1)
Outstanding, December 31, 2021	3,500,005	$1.02	(2)
Outstanding, December 31, 2022	3,500,005	$0.96	(2)

(1)  These warrants are denominated in CAD and have been translated based on the exchange rate in effect on date of issuance of March 4, 2021 of $1.00 = $1.2637.

(2)  These warrants are denominated in CAD and have been re-translated based on the exchange rate in effect as at December 31, 2022 of $1.00 = $1.3544 CAD (2021 - $1.00 = $1.2678 CAD).

The warrants outstanding at December 31, 2022 expire on March 4, 2023 and have a remaining life of 0.17 years at December 31, 2022. Subsequent to December 31, 2022, the warrants expired unexercised.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

11.         CAPITAL STOCK (Continued)

(d) Restricted share units

On April 28, 2021, the Company implemented a Restricted Share Unit Plan, (the "RSU Plan"). Pursuant to the RSU Plan, the Company will grant restricted share units ("RSUs") to directors, officers, employees, and consultants for services as approved from time to time by the Board. The maximum number of common shares made available for issuance pursuant to the RSU Plan shall not exceed 5% of common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation arrangements. The vesting terms, settlement, and method of settlement of the RSUs granted under the RSU Plan will be determined by the Board of Directors.

A summary of the Company's RSUs as at December 31, 2022 and 2021, and changes for the years then ended, is as follows:

Equity settled
Outstanding, December 31, 2020	-
Granted	355,000
Outstanding, December 31, 2021	355,000
Forfeited	(2,500)
Repurchased	(117,500)
Granted	410,000
Outstanding, December 31, 2022	645,000

During the year ended December 31, 2022, the Company granted 410,000 (2021 - 355,000) equity settled RSUs with an estimated fair value of $123,000 (2021 - $244,950), based on the fair market value of one common share on the date of issuance. The fair value will be recognized as an expense using the graded vesting method over the vesting period, with 33% vesting one year after grant and 33% every year thereafter. Upon vesting, the equity settled RSUs may be repurchased in cash at the discretion of the Company, with the cash payment based on the closing share price of the RSUs on the date of vesting. On October 27, 2022, the Company repurchased 117,500 RSUs with a fair value of $81,025, through a cash payment of $35,269, based on a share price of $0.30 on vesting date, and recorded a gain on repurchase of RSUs of $45,806.

In connection with the RSUs awarded, the Company recognized share-based expense of $155,318 (2021 - $24,949) for the year ended December 31, 2022.

(e) Deferred share units

On April 28, 2021, the Company implemented a Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan"). Pursuant to the DSU Plan, non-employee directors may elect to receive deferred share units ("DSUs") in lieu of a cash payment of up to 50% of their annual base compensation determined by the Board. The maximum number of common shares made available for issuance pursuant to the DSU Plan shall not exceed 2% of the common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation agreements.

At December 31, 2022 and 2021, no DSUs have been granted to non-employee directors.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

12. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2022	2021	2020
Management compensation	$720,003	$720,923	$641,845
Management bonus*	-	-	28,423
Share-based expense**	105,792	104,250	335,155
Directors' fees	163,000	163,000	163,000
RSU payment***	23,000	-	-
	$1,011,795	$988,173	$1,168,423

* The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management.

** Share-based expense consists of options and RSUs awarded to key management and directors, measured at the fair value of the equity instrument on grant date and does not include any cash compensation.

*** RSU payment consists of cash paid for the repurchase of vested RSUs held by key management and directors.

During the year ended December 31, 2022, the Company paid consulting fees of $60,000 (2021 - $60,000; 2020 - $55,000) to a consulting company owned by the spouse of the Chief Executive Officer.

As at December 31, 2022, amounts due to related parties included in accounts payable and accrued liabilities, which are unsecured and have no interest or specific terms, consist of $Nil (2021 - $Nil) for directors' fees and $Nil (2021 - $Nil) for management bonus.

13. INCOME TAXES

The Company has $Nil in non-capital losses in the US that may be applied against future taxable income.

The tax effect items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Deferred income tax assets
Non-capital loss carry-forwards	$309,510	$216,826
Intangible Assets	38,740	-
Deferred income tax assets	$348,250	$216,826
Excess of carrying value over tax value of property, plant and equipment	$(348,250)	$(216,826)
Deferred income tax liability	$(348,250)	$(216,826)
Net deferred tax asset (liability)	$-	$-

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

13. INCOME TAXES (Continued)

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets is recognized as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Excess of tax value over carrying value of mineral properties	$955	$1,135
Non-capital losses carried forward	1,725,619	1,411,411
Intangible assets	123,623	49,992
Derivative warrant liability	990	72,120
Lease liability	39,614	77,682
Unrecognized deductible temporary differences	$1,890,801	$1,612,340

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2021 and 2020 - 27.00%) to loss before income taxes as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Loss before income taxes	$(1,189,386)	$(2,758,567)	$(1,307,890)
Statutory income tax rate	27.00%	27.00%	27.00%
Income tax benefit computed at statutory tax rate	(321,134)	(744,813)	(353,130)
Items not deductible for income tax purposes	34,640	(107,916)	147,116
Under (over) provision of taxes in prior years	4,469	99,873	(84,532)
Change in timing differences	234,499	91,007	499,718
Impact of foreign exchange on tax assets and liabilities	44,097	4,444	(7,163)
Unused tax losses and tax offsets not recognized	147,036	813,044	33,082
Income tax expense	143,607	155,639	235,091
Texas margin tax and branch tax	22,424	17,000	13,901
Income tax expense	$166,031	$172,639	$248,992

14. SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2022	2021	2020
Property, plant and equipment additions in accounts payable and accrued liabilities	$108,743	$-	$28,280
Intangible asset additions in accounts payable and accrued liabilities	$92,062	$-	$-
Deposit applied to intangible assets	$60,462	$-	$-
Interest paid	$10,193	$9,054	$9,088
Income taxes paid	$57,611	$342,000	$229,233

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (Expressed in US Dollars)

15. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's revenues:

	December 31,	December 31,	December 31,
	2022	2021	2020
Customer A	$5,312,839	$2,787,027	$5,505,214
Customer B	$1,837,438	$932,248	$2,710,540
Customer C	$1,131,112	$1,314,843	$1,280,155

The customers are major US corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement (Note 8). During the year ended December 31, 2022, there were revenues from sales of the manway securement systems totaling $350,035 (2021 - $11,000).

16.         EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2022 amounted to $3,570,149 (2021 - $3,627,056).

17.         SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in United States and Canada. The two business segments include the design, production, and distribution of various proprietary products for the rail sector and the development of the KXI HD control system for no road vehicles. As at December 31, 2022, long-term assets of $1,506,666 (2021 - $1,250,676) relate to the heavy-duty suspension control system located in Canada and $2,309,088 (2021 - $2,597,313) relate to the rail sector located in the United States. There has been no revenue related to the heavy-duty suspension control system to December 31, 2022 from the inception of the project.

18. CONTINGENT LIABILITY

Pursuant to a technology development agreement dated November 10, 2016 between the Company and G&J Technologies Inc. and Gebhard Wager, the parties entered into an arbitration hearing in the Fall of 2022 to settle several disputed claims. The Company anticipates that it will have to monetarily settle these claims but the amount is undetermined at this time.